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                                                                   Exhibit 23.2

                         INDEPENDENT AUDITORS' CONSENT


We consent to the use of our report dated February 6, 2003, with respect to the consolidated balance sheets of P&O Princess Cruises plc as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements, statements of total recognized gains and losses and reconciliation of movements in consolidated shareholders' funds for each of the years in the three-year period ended December 31, 2002, incorporated by reference in the registration statement on Form


S-4/F-4 of Carnival Corporation and P&O Princess Cruises plc. Our report refers to the adoption of FRS 19 Deferred Tax. We consent to the reference to our firm under the heading "Experts" in such registration statement.


KPMG Audit plc

Chartered Accountants


Registered Auditor

London England

February 24, 2003